N E W S R E L E A S E

March 29, 2012

Nevsun Files Annual Report

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) (the “Company”) is pleased to announce that its annual report on Form 40-F has been filed with the United States Securities Exchange Commission. The Company has also filed its Annual Information form (AIF) in Canada on SEDAR. A copy of the AIF and the Form 40-F is available on the Company’s website at www.nevsun.com. Shareholders may request a printed copy of the complete audited financial statements, free of charge, by email to ir@kincommunications.com or by regular mail to Kin Communications, Suite 210 - 736 Granville Street Vancouver, BC, V6Z 1G3.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com